05038684

SECURI[...]ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48453

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cybus Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Walnut St., Ste 500
(No. and Street)

Des Moines (City) IA (State) 50309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie LaFollette 515-471-4662 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Denman & Company, LLP
(Name – *if individual, state last, first, middle name*)

1601 22nd Street, Suite 400 (Address) West Des Moines (City) IA (State) 50266 (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Eiler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cybus Capital Markets, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Julie L. LaFollette
Notarial Seal - State of Iowa
Commission No: 181830
My Commission Expires: October 25, 200

Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cybus Capital Markets, LLC
Des Moines, Iowa

FINANCIAL REPORT

December 31, 2004

CONTENTS

DENMAN & Company, LLP
50 YEARS AND COUNTING
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members
Cybus Capital Markets, LLC
Des Moines, Iowa

We have audited the accompanying statement of financial condition of Cybus Capital Markets, LLC as of December 31, 2004, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position and net capital of Cybus Capital Markets, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Denman & Company LLP

DENMAN & COMPANY, LLP

West Des Moines, Iowa
January 21, 2005

1601 22nd Street, Suite 400, West Des Moines, Iowa 50266-1453 ◦ Telephone: (515) 225-8400 ◦ Fax: (515) 225-0149
www.denman-cpa.com ◦ email: firm@denman-cpa.com

Cybus Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 286,013
Accounts receivable	103,702
Receivable from affiliated company	89,255
Prepaid expenses	9,165
Total current assets	488,135
PROPERTY AND EQUIPMENT	171,047
Less accumulated depreciation	117,511
Total property and equipment	53,536
INVESTMENT IN CYBUS CAPITAL MANAGEMENT, INC.	7,207
Total	$ 548,878

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 12,843
Obligation to terminated members, current	71,290
Total current liabilities	84,133
OBLIGATION TO TERMINATED MEMBERS, less current	110,708
MEMBERS' EQUITY	354,037
Total	$ 548,878

See Notes to Financial Statements.

Cybus Capital Markets, LLC
STATEMENT OF INCOME
Year ended December 31, 2004

REVENUES	
Investment banking fees	$1,851,457
Management fees	642,859
Other	7,286
Total revenues	2,501,602
OPERATING EXPENSES	
Salaries and related costs, net	807,809
Member bonuses and incentives	521,417
Contract labor	245,207
Occupancy	170,390
Travel	71,350
Marketing and promotion	35,866
Dues and subscriptions	26,653
Printing and shipping	16,064
Computer expenses	21,389
Administration	49,875
Bad debts	3,642
Depreciation	8,500
Interest	97
Total operating expenses	1,978,259
Income before equity in (loss) of Cybus Capital Management, Inc.	523,343
Equity in (loss) of Cybus Capital Management, Inc.	(2,621)
Net income	$ 520,722

See Notes to Financial Statements.

Cybus Capital Markets, LLC
STATEMENT OF MEMBERS' EQUITY
Year ended December 31, 2004

BALANCE, January 1, 2004	$ 457,657
Contributed capital	162,474
Distributions to members	(113,050)
Capital refunded to members	(551,792)
Notes receivable, members	(121,974)
Net income	520,722
BALANCE, December 31, 2004	$ 354,037

See Notes to Financial Statements.

Cybus Capital Markets, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 520,722
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	8,500
Changes in assets and liabilities	
(Increase) in accounts receivable	(80,128)
(Increase) in prepaid expenses	(1,735)
(Decrease) in accounts payable and accrued expenses	(308)
Equity in loss of Cybus Capital Management, Inc.	2,621
Net cash provided by operating activities	449,672
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(33,669)
(Increase) in receivable from affiliated company	(89,255)
Net cash (used in) investing activities	(122,924)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	40,500
Capital refunded to members	(369,794)
Distributions to members	(113,050)
Net cash (used in) financing activities	(442,344)
NET (DECREASE) IN CASH	(115,596)
CASH	
Beginning	401,609
Ending	$ 286,013
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash payment for interest	$ 97
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITY	
Obligations incurred due to member termination	$ 181,998
Notes receivable from members, capital contributions	(121,974)
	$ 60,024

See Notes to Financial Statements.

Cybus Capital Markets, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company, an Iowa limited liability company, provides investment banking services including mergers, acquisitions and accessing additional capital for middle market companies located throughout the United States. During 2004, 60% of revenues were earned under contingent fee arrangements. The Company is located in Des Moines, Iowa, and has regional offices in Sacramento, California, and Denver, Colorado. The Company is a broker licensed by the National Association of Security Dealers (NASD) and is a Securities Investor Protection Corporation (SIPC) member.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated to the members in accordance with the operating agreement of the Company.

Investment in Cybus Capital Management, Inc.

The Company has a 100% owned subsidiary, Cybus Capital Management, Inc., and reports this investment using the equity method of accounting.

Exemption from Customer Protection Rule

Cybus Capital Markets, LLC operates under an exemption from customer protection rule 15(c)3-3 using K2(i) as the exemption.

Accounts Receivable

Accounts receivable are from various clients for services and expense reimbursements. All amounts are considered fully collectible; accordingly, no allowance for doubtful accounts has been made.

NOTE 2 PROPERTY AND EQUIPMENT

A summary of property and equipment and related accumulated depreciation follows:

	December 31, 2004	
	Cost	Accumulated depreciation
Leasehold improvements	$ 1,348	$ 1,348
Computers and equipment	147,926	94,390
Furniture	21,773	21,773
Totals	$ 171,047	$ 117,511

NOTE 3 INVESTMENT IN CYBUS CAPITAL MANAGEMENT, INC.

Summary financial information of Cybus Capital Management, Inc. as of December 31, 2004 is as follows:

ASSETS	
Cash	$ 3,304
Furniture and equipment	3,903
	$ 7,207
LIABILITIES AND STOCKHOLDER'S EQUITY	
Retained earnings	$ 7,207
	$ 7,207

NOTE 4 OBLIGATIONS TO TERMINATED MEMBERS

As of December 31, 2004, two former members are owed payments associated with member terminations which occurred during 2004, under terms of the Company's Operating Agreement. Obligations related to these terminations total $181,998, as of December 31, 2004. Required payments on these obligations total $71,290, $37,880 and $72,828 during the years ended 2005, 2006 and 2007, respectively.

NOTE 5 NOTES RECEIVABLE, MEMBERS

The Company issued notes receivable to three members during the year ended December 31, 2004. The principal amounts of these notes total $121,974, all of which are outstanding as of December 31, 2004. All of the notes bear interest at five percent, are secured by the respective members' ownership interest in Cybus Capital Markets, LLC, and are due in full, along with accrued interest, on December 31, 2005.

NOTE 6 CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one financial institution. As of December 31, 2004, the Company had a cash balance in excess of Federal Deposit Insurance Corporation (FDIC) limits of $444,111.

NOTE 7 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, Cybus Capital Advisors, LLC, a company owned by the members of the Company, paid Cybus Capital Markets, LLC, $642,859 for management services. As of December 31, 2004, Cybus Capital Advisors, LLC, owed the Company $89,255 for cash expenditures made on their behalf.

The Company paid a member $64,167, for consulting services, during the year ended December 31, 2004.

NOTE 8 PENSION PLAN

The Company has a 401(k) defined contribution plan covering employees that meet plan eligibility requirements. The Company makes matching contributions based upon a percentage of employee contributions. During the year ended December 31, 2004, the Company made matching contributions of $22,894.

NOTE 9 LEASE COMMITMENTS

The Company is obligated under two lease agreements for office space located in Des Moines, Iowa, and Sacramento, California, through August 2007. Rent expense for 2004 totaled $115,683. The minimum future rental under these lease agreements total $117,034, $88,968; and $48,608 for each of the years ending December 31, 2005, 2006, and 2007, respectively.

DENMAN 50 YEARS AND COUNTING
& Company, LLP
Certified Public Accountants & Business Consultants

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

To the Members
Cybus Capital Markets, LLC
Des Moines, Iowa

Our report on our audit of the basic financial statements of Cybus Capital Markets, LLC for December 31, 2004 appears on page 3. We conducted our audit in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denman & Company LLP

DENMAN & COMPANY, LLP

West Des Moines, Iowa
January 21, 2005

1601 22nd Street, Suite 400, West Des Moines, Iowa 50266-1453 ◦ Telephone: (515) 225-8400 ◦ Fax: (515) 225-0149
www.denman-cpa.com ◦ email: firm@denman-cpa.com

Cybus Capital Markets, LLC
COMPUTATION OF NET CAPITAL
December 31, 2004

MEMBERS' EQUITY, per unaudited Part IIA filing, December 31, 2004	$ 476,011
Adjustment for notes receivable, members	(121,974)
MEMBERS' EQUITY, December 31, 2004	354,037
Adjustments for assets not readily converted to cash	
Accounts receivable	(103,702)
Receivable from affiliated company	(89,255)
Prepaid expenses	(9,165)
Furniture and equipment, net	(53,536)
Investment in Cybus Capital Management, Inc.	(7,207)
NET CAPITAL, December 31, 2004	$ 91,172

No material differences exist between net capital as shown above and net capital as shown on the Company's unaudited Part IIA filing.